1(714) 668-6205

billsimpson@paulhastings.com

77210.00005

July 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie, Esq.
Ryan Adams, Esq.
Amy Geddes
Margery Reich

Re:	Fox Factory Holding Corp.

Draft Registration Statement on Form S-1

Submitted June 18, 2013

File No. 377-00186

CIK No. 0001424929

Ladies and Gentlemen:

On behalf of Fox Factory Holding Corp. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 3, 2013, relating to the Company’s draft Registration Statement on Form S-1 (File No. 377-00186) confidentially submitted to the Commission via EDGAR on June 18, 2013. On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 pursuant to the Jump Start Our Business Startups Act of 2012 on May 13, 2013 and a revised draft submission No. 2 to its draft Registration Statement on Form S-1 on June 18, 2013 (which revised draft submission is referred to herein as the “Revised DRS”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Revised DRS received from the Staff on July 3, 2013. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes a copy of this letter and a copy of the Registration Statement marked to show the changes from the Revised DRS submitted confidentially on June 18, 2013.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

U.S. Securities and Exchange Commission

July 8, 2013

General

1.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Prospectus summary, page 1

Our company, page 1

2.	We note your response to our prior comment 5 and reissue in part. Please revise to either state as a belief of management, or substantiate your statement, that you are “a leading designer, manufacturer and marketer of high-performance suspension products . . . .” Please also tell us how you are measuring your market position and the source of the data supporting this assertion. Finally, consistent with your response that you believe you are “a” leading designer, manufacturer and marketer, please revise the references to “[y]our leading position.”

In response to this comment, the Company has removed the adjective “leading” from the statements found on pages 1, 19, 50, 78 and 88 of the Registration Statement.

3.	We note your response to our prior comment 9 and reissue. Please revise pages 5, 82, and 88 to remove references such as “passion for our products,” and “employees who share our passion for performance.”

The Company has revised the disclosure on pages 5, 82 and 88 of the Registration Statement to remove the references to “passion for our products” and “employees who share our passion for performance”.

Market opportunity, page 2

4.	We note your response to our prior comment 14 and your disclosure on page 33 that your beliefs regarding the future growth of your industry are “supported by qualitative data and limited sources and may not be reliable.” Please identify to us, with a view towards revised disclosure, the sources of information in the several factors you identify in bullet point format in this section in support of your statement that you are well positioned for growth.

The Company advises the Staff that it has revised the first and second bullet points on pages 2 and 80 of the Registration Statement to clarify that the phenomena described therein are based on the Company’s industry observations.

In support of the first bullet point, the Company has supplementally provided the Staff with an excerpt from a 2013 webinar published by Leisure Trends Group, which shows that the total number of mountain bikes sold through the independent bike dealer channel

U.S. Securities and Exchange Commission

July 8, 2013

in the U.S. in 2011 and 2012 was 526,801 and 538,572 units, respectively, and that the total sales (in U.S. dollars) of mountain bikes sold through the independent bike dealer channel in the U.S. in 2011 and 2012 were approximately $424.2 million and $471.6 million, respectively. Based on these figures, the average selling price of mountain bikes sold through the independent bike dealer channel in the U.S. was approximately $805 and $875 per unit in 2011 and 2012, respectively, an increase of approximately 8.7%.

With respect to the third bullet point, the Company has supplementally provided the Staff with marked copies of documentation setting forth recent examples of on-road vehicles with off-road capabilities manufactured by automobile OEMs.

The Company further advises the Staff that it has revised bullet point four to clarify that the Company believes it is well positioned for growth due to increased sales opportunities in international markets, and has supplementally provided the Staff with marked copies of documentation and third-party data supporting the Company’s belief.

Summary consolidated financial data, page 13

5.	Reference is made to your response to our prior comment 20. We note that you have added a placeholder for supplemental pro forma earnings per share computations pursuant to the guidance in SAB Topic 1-B-3. As there is also a requirement for supplemental pro forma earnings per share computations as a result of your decision to use net proceeds from the offering to repay indebtedness under the Existing Credit Facility, please tell us how your presentation(s) will deal with the overlapping nature of the two transactions. That is, please explain whether you intend to separately present each of the two pro forma earnings per share computations or whether you intend to combine them in some fashion. In these circumstances, we would not object if you elected to present supplemental pro forma earnings per share computations only for the use of net proceeds repay indebtedness.

The Company advises the Staff that although the unique nature of the overlapping transactions might suggest that two pro forma earnings per share computations might be required under SAB Topic 1-B-3, the Company has elected to present a single supplemental pro forma earnings per share computation. The Company will calculate the supplemental pro forma earnings per share once the number of shares and cash proceeds proposed to be sold in the offering is determined and prior to distribution of the preliminary prospectus. This calculation will be based on the greater of the dividend to shareholders in excess of the prior twelve months of earnings ($51.9 million as of March 31, 2013) or the use of proceeds to repay the indebtedness. As the Company advised the Staff in response to the Staff’s prior comment 20, the number of shares of the Company’s common stock outstanding as of the date of the dividend was approximately 720,000 shares.

U.S. Securities and Exchange Commission

July 8, 2013

Business, page 78

Overview, page 78

Our company, page 78

6.	Please revise to substantiate, or state as a belief, the statement that “OEMs will often prominently display and incorporate our products to improve the marketability and consumer demand for their high-performance models, which reinforces our brand image.”

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Registration Statement to clarify that it is the Company’s belief that OEMs prominently display and incorporate the Company’s products to improve the marketability and consumer demand for their high-performance models.

Track record of innovation and new product introductions, page 81

7.	We note your statement that you believe you “are frequently among the first to commercialize innovative suspension products, as evidenced by our early introduction of mountain bike rear air shocks, motorcycle air shocks, high-performance snowmobile shocks, ATV air shocks and self-adjusting air negative springs.” Please revise to expand upon this disclosure, including a discussion of when you introduced these products in comparison to other companies in your segment.

The Company has deleted this statement from pages 4 and 82 of the Registration Statement in response to this comment. The Company supplementally advises the Staff that, while it believes this statement to be true, the difficulty in obtaining third party data to support this statement outweighs the benefits of its inclusion.

Our products, page 84

8.	We note your response to our prior comment 35 and reissue in part. You provide large spans in pricing for your various products. Please revise to clarify the price ranges for the displayed lines of your business, including, for example, the Evolution, Performance, and Factory subcategories.

The Company has revised the table on page 85 of the Registration Statement to include the suggested retail prices for certain of the Company’s mountain bikes and powered vehicles products. The Company advises the Staff that, in order to make the table easier to understand, it has deleted the subcategories of evolution, performance and factory from the table and instead displayed products in the table that are a representative sampling (including price points) of the Company’s product offerings.

Intellectual Property, page 86

9.	We note your response to our prior comment 36 and reissue in part. Please explain why you believe the terms of the Trademark Co-Existence Agreement with Fox Head, Inc., are not material in light of your revised disclosure on page 83 that you may expand into the apparel market.

U.S. Securities and Exchange Commission

July 8, 2013

The Company has removed from the Registration Statement references to its potential expansion in the apparel market. The Company advises the Staff that apparel sales represented less than 1% of the Company’s total sales during 2012 and that, while apparel sales could present a potential area of expansion, they are not expected to account for a material portion of the Company’s future sales. Due to the fact that only a small portion of the Company’s current and anticipated future sales are expected to be derived from apparel sales, the Company does not believe that the terms of the Trademark Co-Existence Agreement with Fox Head, Inc. warrant inclusion in the Registration Statement. Accordingly, the Company has also revised the disclosure on page 7 of the Registration Statement regarding the Trademark Co-Existence Agreement with Fox Head, Inc. in a manner that clarifies that the reference to the agreement is included solely to explain the relationship between the Company and Fox Head, Inc.

10.	You disclose on page 50 that miscellaneous sources of revenue such as royalty income and service related repair work and the associated sale of components represented less than 1% of your sales for each of the last three fiscal years. On page 86, however, you state that licensing agreements offer low investment costs and attractive margin opportunities. Please balance your disclosure on page 86 by clarifying that revenues related to these licensing agreements have been relatively small in recent periods.

In response to the Staff’s comment, as per the Company’s response to comment number 9 above, the Company has deleted the references to future potential licensing arrangements from page 86 of the Registration Statement.

Suppliers, page 88

11.	We note your response to our prior comment 39. We also note your risk factor disclosure on pages 30 and 31 in which you discuss the potential impact if you lose single-source suppliers. Please revise to identify the materials used in your products that come from single-source suppliers. To the extent the loss of any of these single-source suppliers may have a material impact on your operations, please identify that particular supplier. Otherwise, please explain to us why you believe this information is not material to an understanding of your supply chain when you state that the loss of these suppliers could disrupt your business and have a material negative impact on your results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of the Registration Statement to clarify how the Company distinguishes between “single-source” and “sole source” suppliers. The Company advises the Staff that, although a number of the Company’s raw materials and inputs are currently obtained from a single source, the Company believes that these raw materials and inputs are available from many suppliers, and that the Company could locate alternative sources or suppliers if it were to lose any of its single-source suppliers. The Company’s disclosure on pages 30 and 31 of the Registration Statement states that the Company

U.S. Securities and Exchange Commission

July 8, 2013

“could” experience significant delays or disruptions were it to lose any of its suppliers, particularly its single-source suppliers. The Company does not believe, however, that its use of certain single-source suppliers creates any unusual risks beyond those typically faced generally by manufacturers that rely on engineered components to manufacture their products. Accordingly, the Company does not believe that naming its single-source suppliers will communicate any useful information to investors.

Loan, page 113

12.	We note that you do not disclose the purpose of the loan to Mr. Boulton. Please tell us why you believe such disclosure is not material to investors in light of the circumstances of this transaction.

The Company has revised the disclosure on page 114 of the Registration Statement to clarify that the loan was made to Mr. Boulton for personal reasons.

13.	Please also tell us why you characterize the $251,095 paid to Mr. Boulton in April as a “bonus” rather than forgiveness of a loan. We note, for example, that you do not discuss this bonus on page 103 where you discuss Mr. Enterline’s 2013 bonus. We also note that you do not explain what performance, if any, was being rewarded with the bonus.

The Company advises the Staff that the $251,095 paid to Mr. Boulton was in the form of a bonus and, as disclosed on page 114 of the Registration Statement, Mr. Boulton utilized a portion of the bonus to repay the loan. The Company disclosed the bonus paid to Mr. Enterline in June 2013 in the “Narrative disclosure to summary compensation table for 2012” found on page 102 of the Registration Statement because this bonus, although paid in 2013, was paid to Mr. Enterline for Mr. Enterline’s performance and services rendered during the two year period ended March 31, 2013 and is therefore relevant to the Summary Compensation Table for 2012 included on page 101 of the Registration Statement. On the other hand, Mr. Boulton’s bonus was paid in 2013 and did not relate to services rendered to the Company in 2012 and the Company therefore believes that disclosure of Mr. Boulton’s 2013 bonus is not appropriate on page 102 of the Registration Statement. The Company further advises the Staff that the Company’s Board of Directors determined, in its business judgment, that it was prudent to award Mr. Boulton a bonus in the amount of $251,095 as a result of Mr. Boulton’s overall performance.

Exhibits and financial statement schedules, page II-3

14.	Please confirm that you intend to file the Management Services Agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

The Company advises the Staff that it does not intend to file the Management Services Agreement as an exhibit to the Registration Statement. As disclosed on page 51 of the Registration Statement, the Management Services Agreement will terminate upon the consummation of the offering and, other than paying any accrued but unpaid fees for the

U.S. Securities and Exchange Commission

July 8, 2013

quarter during which the offering closes, no separate termination fee will be due under this agreement. Because the Management Services Agreement will be terminated and the Company will have no further fee obligations thereunder following the offering, the Company does not believe that it is a material agreement that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*****

Please direct your questions or comments regarding the responses or the Registration Statement to the undersigned at (714) 668-6205 or to Jeff Hartlin of this firm at (650) 320-1804.

Thank you for your assistance.

Very truly yours,

/s/ William J. Simpson

William J. Simpson

of PAUL HASTINGS LLP

cc (without enclosures):	Larry L. Enterline
Zvi Glasman
David Haugen, Esq.
Fox Factory Holding Corp.